

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2017

Mr. Leonard Riggio
Executive Chairman and Chief Executive Officer
Barnes & Noble, Inc.
122 Fifth Avenue
New York, NY 10011

  Re: **Barnes & Noble, Inc.**
     Form 10-K for Fiscal Year Ended April 30, 2016
     Filed June 23, 2016
     File No. 001-12302

Dear Mr. Riggio:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2016

Exhibit 13.1

Financial Statements

Note 12. Income Taxes, page F-68

1. We note your disclosure that you made certain adjustments to fiscal 2016 earnings to correct errors attributable to prior years which you believe are both quantitatively and qualitatively immaterial to the current period and previously reported periods, including quarterly periods. However, we note that this adjustment appears to result in a tax benefit in the rate reconciliation of 134.8% of fiscal 2016 pre-tax income, or approximately $7.9 million. In order to assist us in understanding your disclosure, please provide us with the following additional information:

   - Please provide us with your analysis regarding how you determined these errors were both quantitatively and qualitatively immaterial to the current period and all previously reported periods. Please refer to SAB Topics 1.M. and 1.N. when preparing your response.

- Please tell us the specific nature of these errors, how and why you believe they occurred, and when and how you discovered them.

- Considering the error appears material to income tax expense, please clarify why you did not discuss the error within your MD&A discussion of income taxes on page F-15.

- Please tell us how you considered the potential impact of these errors on your conclusions regarding the effectiveness of your internal controls over financial reporting and disclosure controls and procedures.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments, or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products